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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                               i-STAT CORPORATION
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                                (Name of Issuer)


                Common Stock, with a par value of $0.10 per share
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                         (Title of Class of Securities)

                                  450312 10 3
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                                 (CUSIP Number)

    D. Craig Nordlund, Senior Vice President, General Counsel and Secretary
                           Agilent Technologies, Inc.
                           Corporate Legal Department
                              3000 Hanover Street
                              Palo Alto, CA 94304
                                 (650) 857-1501


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

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CSUIP NO. 450312 10 3                                          PAGE 2 OF 5 PAGES
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1.  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

  Agilent Technologies, Inc. (#77-0518772)
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2.  Check the Appropriate Box if a Member of a Group

(a)  [ ]
(b)  [ ]
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3.  SEC Use Only

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4.  Source of Funds                                        00

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5.  Check if Disclosure of Legal Proceedings Is Required

    Pursuant to Items 2(d) or 2(e)                         [ ]
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6.  Citizenship or Place of Organization

           Delaware
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NUMBER OF SHARES                7  Sole Voting Power                   0
BENEFICIALLY                       ---------------------------------------------
OWNED BY
EACH                            8  Shared Voting Power                 0
REPORTING                          ---------------------------------------------
PERSON
WITH                            9  Sole Dispositive Power              0
                                   ---------------------------------------------

                               10  Shared Dispositive Power            0
                                   ---------------------------------------------

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11. Aggregate Amount Beneficially Owned by Each Reporting Person  0
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                                 SCHEDULE 13D

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CSUIP NO. 450312 10 3                                          PAGE 3 OF 5 PAGES
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
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13. Percent of Class Represented by Amount in Row (11)                     0.00%
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14. Type of Reporting Person                                                CO
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  This Schedule 13D amends the first paragraph of Item 5 of Amendment No. 1
("Amendment No. 1") to the Schedule 13D filed by Agilent Technologies, Inc. on December 21, 1999. Capitalized terms used but not defined in this Amendment shall have the meaning set forth in Amendment No. 1.

Item 5.  Interests in Securities of the Issuer

  On March 16, 2000, Agilent Technologies, Inc. converted all 2,138,702 shares of its Series B Preferred Stock into 2,138,702 shares of to Common Stock and sold all of its shares of Common Stock of i-STAT at a price of $16.50 per share, in a private transaction, pursuant to Rule 144(k), pursuant to a Stock Purchase Agreement by and between Cerberus Partners, L.P. and Agilent Technologies, Inc. Agilent Technologies, Inc. currently holds no shares of equity securities of i-STAT.

  Except as described in this statement, Agilent Technologies has not effected any transactions in shares of i-STAT Common Stock during the last sixty days.
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                                 SCHEDULE 13D

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CSUIP NO. 450312 10 3                                          PAGE 4 OF 5 PAGES
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2000                   MARIE OH HUBER


                                /s/ Marie Oh Huber
                                ------------------------------------------
                                Marie Oh Huber
                                Assistant General Counsel and Assistant
                                 Secretary
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                                 SCHEDULE 13D

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CSUIP NO. 450312 10 3                                          PAGE 5 OF 5 PAGES
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                               INDEX TO EXHIBITS

A: Letter Agreement dated October 29, 1999 between i-STAT and Hewlett-Packard. (Incorporated by reference to Amendment No. 1 the Agilent Technologies
    Schedule 13D filed on December 21, 1999 (File No. 005 42273)).